Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.    Dates of Material Change

December 12, 2008

Item 3.    News Release

A press release disclosing the nature and substance of the material change and attached hereto as Appendix 1 was released by the Corporation through the facilities of Canada News Wire on Dec 15, 2008 and was filed on SEDAR.

Item 4.    Summary of Material Changes

The Corporation announced on December 12, 2008 that it had closed a private placement securing gross proceeds of $600,000 through the issuance of convertible debentures.

Item 5.    Full Description of Material Change

The Corporation issued an aggregate of $600,000 Series (N) 10% secured subordinate convertible debentures (the “Debentures”) on December 12, 2008 (the “Closing Date”) with a maturity date of December 12, 2011 (the “Maturity Date”).

The funds will be used to sustain Northcore’s operations and for general working capital purposes.

Under the terms of the private placement, investors will be able to convert the debentures at any time during the three-year term into units priced at $0.10. Each unit consists of one common share and one common share purchase warrant.  Each warrant may be exercised into a common share at the exercise price of $0.15 any time prior to the three years from the Closing Date.

The Debentures will bear simple interest at an annual rate of 10% of the principal amount of the Debentures outstanding from time to time, payable in either cash or Common Shares of the Company at the option of the holder on the earlier of (i) the conversion of the Debenture or (ii) at the end of each quarter (following the Closing Date) up to and including the quarter ending on the Maturity Date.

In lieu of cash payments from interest owing in respect of the period commencing on the Closing Date and ending on any of the above mentioned dates, Northcore will issue Common Shares calculated on the basis of A÷B, where:
A = the amount of accrued interest payable, in dollars; and
B = the greater of:
i) $0.10; and
ii) the volume weighted average trading price of the Common Shares over the 20 day trading period ending at the close of business on the day prior to the date on which the interest payment is due.

Northcore’s board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series N private placement, the Corporation will issue up to 13,800,000 common shares, including: i) 6,000,000 common shares issuable upon conversion of the debentures; and ii) 6,000,000 common shares issuable upon the exercise of the Warrants and 1,800,000 common shares in payment of interest, if opted by the holders.

Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.    Executive Officer

For further information, please contact:

Duncan Copeland
Chief Executive Officer
(416) 640-0400 ext. 360

Item 9.    Date of Report

December 18, 2008

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412
www.northcore.com
(TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE RAISES $592,000 THROUGH PRIVATE PLACEMENT

Toronto, ON - December 15, 2008 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of asset management technology solutions, confirmed that it has closed a private placement securing net proceeds of $592,000 through the issuance of convertible debentures.

Under the terms of the private placement, investors will be able to convert the Series N debentures at any time during the three-year term into units priced at $0.10.  Each unit consists of one common share and one common share purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.15 at any time during the three-year term.

The Series N debentures mature on December 12, 2011.  The debentures bear interest at an annual rate of 10 percent, payable in cash or common shares of the company at the option of the holder on the earlier of (i) the conversion of the debenture, or (ii) at the end of each quarter (following the closing date) up to and including the quarter ending on the maturity date.

Northcore’s board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series N private placement, Northcore will issue up to 13,800,000 common shares.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.
Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government. Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust among others.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com